Schedule B

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2. Except as otherwise noted, all such transactions were effected in the open market through a broker and all prices per share exclude brokerage commissions.

Oasis Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
09/29/2026	56,948	135.097
09/30/2026	50,000	137.886
10/02/2026	100,000	140.466

Mr. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/08/2026	322	141.9989
10/09/2026	588	146.00